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                           March 21, 2024

       Michael Mason
       EVP, Chief Financial Officer and Treasurer
       Karyopharm Therapeutics Inc.
       85 Wells Ave., 2nd Floor
       Newton, MA 02459

                                                        Re: Karyopharm
Therapeutics Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Filed February 29,
2024
                                                            File No. 001-36167

       Dear Michael Mason:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed February 29, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       99

   1.                                                   Please revise your
future filings to address the following:
                                                            Revise to clearly
disclose the extent to which you track any of your research and development (R&D)
expenses on a program-by-program basis.
                                                            To the extent you
track any R&D expenses by program, revise to separately quantify those amounts.
                                                            Please provide us
with your proposed disclosures.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.
 Michael Mason
Karyopharm Therapeutics Inc.
March 21, 2024
Page 2




FirstName LastNameMichael Mason             Sincerely,
Comapany NameKaryopharm Therapeutics Inc.
                                            Division of Corporation Finance
March 21, 2024 Page 2                       Office of Life Sciences
FirstName LastName